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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

Jos. A. Bank Clothiers, Inc.

(Name of Subject Company)

Java Corp.

(Offeror)

The Men’s Wearhouse, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Including the Associated Preferred Share Purchase Rights)

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Jon W. Kimmins

Chief Financial Officer

The Men’s Wearhouse, Inc.

6380 Rogerdale Road

Houston, Texas 77072

(281) 776-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven A. Seidman

Michael A. Schwartz

Laura L. Delanoy

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,609,332,540.00	$207,282.03

*

Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 27,988,392 shares of common stock of Jos. A. Bank Clothiers, Inc. (“JOSB”) issued and outstanding as of November 27, 2013 as set forth in JOSB’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2013.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001288.

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Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$207,282.03	Filing Party:	The Men’s Wearhouse, Inc.
			Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	January 6, 2014

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (this “Amendment”) is filed by The Men’s Wearhouse, Inc., a Texas corporation (“MW”), and Java Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of MW, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 6, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by MW and the Purchaser, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Jos. A. Bank Clothiers, Inc., a Delaware corporation (“JOSB”), at $57.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”, and which, together with the Offer to Purchase, collectively constitute the “Offer”).  This Amendment is being filed on behalf of MW and the Purchaser.

The information set forth in the Offer to Purchaser, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule TO.

Items 1 through 11.

The Offer to Purchase is hereby amended and supplemented as follows:

1.              Clause (iii) of the second full paragraph on the cover page of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“(iii) the board of directors of JOSB (the “JOSB Board”) having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of JOSB and the Purchaser as described herein (and as contemplated by the definitive merger agreement described above),”

2.              In the “Summary Term Sheet,” the paragraph under the caption “What does the Board of Directors of JOSB think of the Offer?” is hereby amended and restated in its entirety to read as follows:

“On January 17, 2014, JOSB issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC in connection with the Offer, announcing the JOSB Board’s recommendation that holders of Shares reject the Offer and not tender any of their Shares pursuant to the Offer.  See “The Offer—Section 11—“Background of the Offer; Other Transactions with JOSB.”

3.              In the “Summary Term Sheet,” clause (iii) of the first paragraph under the caption “What are the most significant conditions to the Offer?” is hereby amended and restated in its entirety to read as follows:

“(iii) the board of directors of JOSB (the “JOSB Board”) having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of JOSB and the Purchaser as described herein (and as contemplated by the definitive merger agreement described above),”

4.              In the “Introduction,” clause (iii) of the second full paragraph is hereby amended and restated in its entirety to read as follows:

“(iii) the board of directors of JOSB (the “JOSB Board”) having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of JOSB and the Purchaser as described herein (and as contemplated by the definitive merger agreement described above) (the “Section 203 Condition”),”

5.              The sixth full paragraph in Section 1 “Terms of the Offer” is hereby amended and restated in its entirety to read as follows:

““Business day” means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.”

6.              The following paragraphs are hereby added at the end of the paragraphs under the caption “Background of the Offer” in Section 11 “Background of the Offer; Other Transactions with JOSB.”

“On January 6, 2014, JOSB issued a press release urging its shareholders to take no action with respect to the Offer or the Nominees at that time.”

“On January 17, 2014, JOSB issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC in connection with the Offer, announcing the JOSB Board’s recommendation that holders of Shares reject the Offer and not tender any of their Shares pursuant to the Offer.”

“On January 29, 2014, JOSB filed an amendment to its Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC in connection with the Offer.”

“On January 30, 2014, MW sent a letter to the independent directors on the JOSB Board and issued a press release containing the text of that letter, urging the JOSB Board to form a special committee of independent directors to re-consider the Offer and the JOSB Board’s decision to reject it (without any discussion whatsoever with MW) and indicating that MW is prepared to increase the offer price if JOSB can demonstrate or MW can discover additional value through discussions or limited due diligence.”

7.              In Section 14 “Conditions of the Offer”, clause (f) under sub-section (i) is hereby amended and restated in its entirety to read as follows:

“(f) seeking relief that if granted will result in a material diminution in the benefits expected, in our reasonable judgment, to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving JOSB or”

8.              In Section 14 “Conditions of the Offer”, sub-section (iii) is hereby amended and restated in its entirety to read as follows:

“(iii) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of JOSB or any of its subsidiaries that, in our reasonable judgment, is or may be materially adverse to JOSB or any of its subsidiaries, we become aware or would reasonably be expected to become aware of any facts that, in our reasonable judgment, have or may have material adverse significance with respect to either the value of JOSB or any of its affiliates or the value of the Shares to us, or we become aware or would reasonably be expected to become aware that any material contractual right or obligation of JOSB or any of its subsidiaries that, in our reasonable judgment, could result in a material decrease in the value of the Shares to us purchased in the Offer;”

9.              In Section 14 “Conditions of the Offer”, clause (l) under sub-section (vi) is hereby amended and restated in its entirety to read as follows:

“(l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware or would reasonably be expected to become aware that JOSB or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;”

10.       In Section 14 “Conditions of the Offer”, sub-section (vii) is hereby amended by adding the phrase “or would reasonably be expected to become aware” after the words “we become aware” and before clause (a).

11.       In Section 14 “Conditions of the Offer”, sub-section (viii) is hereby amended and restated in its entirety to read as follows:

“we and JOSB reach any agreement or understanding pursuant to which it is agreed that the Offer will be terminated;”

The Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended and supplemented as follows:

1.              Clause (iii) of the second full paragraph on the cover page of the Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended and restated in its entirety to read as follows:

“(iii) the board of directors of JOSB (the “JOSB Board”) having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of JOSB and the Purchaser as described in the Offer (and as contemplated by the definitive merger agreement described above),”

The Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended and supplemented as follows:

1.              Clause (iii) of third numbered bullet on the cover page of the Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended and restated in its entirety to read as follows:

“(iii) the board of directors of JOSB (the “JOSB Board”) having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of JOSB and the Purchaser as described in the Offer (and as contemplated by the definitive merger agreement described above),”

Items 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(G)	Press release issued by MW on January 30, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2014

THE MEN’S WEARHOUSE, INC.

By:	/s/ Douglas S. Ewert
Name:	Douglas S. Ewert
Title:	President and Chief Executive Officer

JAVA CORP.

By:	/s/ Douglas S. Ewert
Name:	Douglas S. Ewert
Title:	President and Chief Executive Officer